UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.            )*

HPEV, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

404273 10 4
(CUSIP Number)

David Lubin, Esq.
David Lubin & Associates, PLLC
10 Union Avenue ,Suite 5
Lynbrook, NY 11563
(516) 887-8200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 404273 10 4		Page 2 of 6

SCHEDULE 13D

CUSIP No.  404273 10 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Timothy J. Hassett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,334,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,334,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,334,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.49%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 404273 10 4	Page 3 of 6

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.001 par value (the “Shares”), of HPEV, Inc., a Nevada corporation (the “Company”). The principal executive offices of the Company are located at 27420 Breakers Drive, Wesley Chapel, FL 33544.

Item 2.	Identity and Background.

(a)	The person filing this statement is Timothy J. Hassett (the “Reporting Person”)

(b)	The Reporting Person’s business address is 5712 Marsh Hawk Drive, Santa Rosa CA, 95409.

(c)	The Reporting Person’s principal occupation is business executive.

(d)	During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

(e)
During the last five years, the Reporting Person has not been a party to any civil proceeding of a  judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 29, 2011, the Company (known at the time as Z3 Enterprises, Inc.) entered into a share exchange agreement to acquire HPEV, Inc., a Delaware corporation, which agreement was later amended on June 14, 2011. The Company acquired 100% of the shares of common and preferred stock in HPEV, Inc. in exchange for the issuance of 22,000,000 Shares. The Reporting Person, as one of the founders of HPEV, Inc., designated as a director of the Company and was issued his Shares as part of the acquisition.

The Company adopted its present name on April 5, 2012. On the same date, the board of directors (the “Board”) of the Company appointed the Reporting Person to serve as the Company’s Chief Executive Officer.

CUSIP No. 404273 10 4	Page 4 of 6

Item 4.	Purpose of Transaction.

The response to the Item 3 of this Schedule 13D is hereby incorporated by reference into this Item 4.

Subject to ongoing evaluation and his duties as an officer and director of the Company, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)	Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)
Based upon the information contained in the Company’s First Amended Quarterly Report on Form 10-Q/A, filed with the SEC on January 16, 2013, 47,646,441 Shares were issued and outstanding as of that date. The Reporting Person is deemed to beneficially own 8,334,000 Shares, or approximately 17.49% of the Shares deemed outstanding as of that date.

(b)	The Reporting Person has sole power to vote and sole power to dispose of 8,334,000 Shares.

(c)
During the 60 days on or prior to April 5, 2012, other than the transactions described in this Schedule 13D, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by the Reporting Person or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 404273 10 4	Page 5 of 6

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1
Agreement for the Exchange of Common Stock of HPEV, Inc. dated March 29, 2011 among the Company, HPEV, Inc., Tim Hassett, C. Quentin Ponder, B. Mark Hodowanec and D. Darren Zellers. (incorporated herein by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed on March 10, 2011).

CUSIP No. 404273 10 4	Page 6 of 6

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2013	By:	/s/ Timothy J. Hassett
Timothy J. Hassett

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001).